UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) November 7, 2023

WEB3 CORPORATION

(Exact name of issuer as specified in its charter)

Florida	92-0586004
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3762 Roscommon Dr., Ste. 137

(Full mailing address of principal executive offices)

(407) 308-5726

 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common

Item 6. Change of Control.

On October 31, 2023, there was a change of control for the Company. At the close of business on that day, the Company entered into an agreement with Mr. William Mobley (Mobley), Mr. Andre Forde (Forde) and Nextelligence, Inc. cancelling the previously issued shares to Mobley, Forde and their respective spouses and rescinding the prior agreement between the Company and said parties to acquire the businesses known as Celebrity Cigars, Inc. and Test Drive Live, Inc. By rescinding that transaction and cancelling the 2 million shares issued to Mobley and the 2 million shares issued to Forde, there was a resulting change of control, because those 4 million shares represented more than a majority of the Company. The Company also returned $200,000 of loans previously assigned to the Company by Nextelligence in consideration of return of all of the shares described herein.

After the above described rescission and cancellation of shares, there remains total outstanding shares of 2,218,700, 2 million of which are owned by Blue Ridge Capital, LLC, a company controlled by President and Director Jim Byrd.

There are no arrangements among any current control persons regarding election of directors or other similar matters.

There are no other pledges, agreements or matters currently in existence that would lead to any future change of control of the Company.

Item 7. Departure of Certain Officers

As of October 31, 2023 Mr. Andre Forde resigned as the Company as President, CEO and Director and Mr. William Mobley resigned as director. Mr. Jim Byrd was appointed as President and is the sole remaining director.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Web3 Corporation

By (Signature and Title)	/s/ Jim Byrd, President and Director

Date:	November 7, 2023